FORM 6-K

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 under

                      the Securities Exchange Act of 1934

                          For the Month of July 2003

                         GRUPO CASA SABA, S.A. DE C.V.
                (Translation of registrant's name into English)

                         Paseo de la Reforma, No. 215
                   Colonia Lomas de Chapultepec, C.P. 11000
                                 Mexico, D.F.
                                    Mexico

                    (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F
|_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRUPO CASA SABA, S.A. DE C.V.

Date: July 25, 2003                         By:
                                               -----------------------------
                                            Name:  Manuel Saba Ades
                                            Title: Chief Executive Officer

                          GRUPO CASA SABA, S.A. DE C.V.

Table of Contents                                                   Page

         Second Quarter 2003 Earnings Release
                  dated July 25, 2003................................3

         Consolidated Statements of Income for
                  the three month periods ended
                  June 30, 2002 and
                  June 30, 2003.................................... 10

                  the six month periods ended
                  June 30, 2002 and
                  June 30, 2003.....................................11

         Consolidated Balance Sheets
                  as of June 30, 2002 and June 30, 2003.............12

         Addendum to Second Quarter 2003 Financial and Operating
                  Results of Grupo Casa Saba S.A. de C.V............13